Exhibit 2

InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars) Quarter and six months ended June 30, 2008 and 2007

InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	28,811,249	43,861,762	22,406,039
Cash restricted (note 7)	26,016,420	22,002,302	20,055,745
Trade receivables (note 8)	127,615,875	63,145,444	57,535,357
Other assets	225,009	146,992	373,110
Inventories (note 9)	74,880,778	82,589,242	116,046,492
Prepaid expenses	5,423,470	5,102,540	521,773

Total current assets	262,972,801	216,848,282	216,938,516
Cash restricted (note 7)	361,881	382,058	1,215,798
Plant and equipment (note 10)	228,201,543	232,852,222	238,661,407
Oil and gas properties (note 11)	102,072,439	84,865,127	61,848,939
Future income tax benefit	2,819,591	2,867,312	1,583,767

Total assets	596,428,255	537,815,001	520,248,427

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	67,160,639	60,427,607	109,002,771
Commodity derivative contracts (note 7)	11,847,200	1,960,300	46,800
Working capital facility — crude feedstock (note 14)	74,058,565	66,501,372	29,522,326
Current portion of secured loan (note 17)	9,000,000	136,776,760	142,616,909
Current portion of indirect participation interest — PNGDV (note 18)	540,002	1,080,004	1,518,229

Total current liabilities	162,606,406	266,746,043	282,707,035
Accrued financing costs (note 17)	—	—	362,500
Secured loan (note 17)	56,753,361	61,141,389	56,529,417
8% subordinated debenture liability (note 22)	76,516,300	—	—
Preference share liability (note 21)	7,797,312	7,797,312	—
Deferred gain on contributions to LNG project (note 13)	12,203,867	9,096,537	—
Indirect participation interest (note 18)	87,877,831	96,086,369	96,086,369
Indirect participation interest — PNGDV (note 18)	844,490	844,490	406,265

Total liabilities	404,599,567	441,712,140	436,091,586

Non-controlling interest (note 19)	6,151	4,292	5,764,521

Shareholders’ equity:
Share capital (note 20)	324,855,607	259,324,133	235,327,636
Authorised — unlimited
Issued and outstanding — 34,000,180
(Dec 31, 2007 — 31,026,356)
(Jun 30, 2007 — 29,922,842)
Preference shares (note 21)	6,842,688	6,842,688	—
(Authorised — 1,035,554, issued and outstanding — 517,777)
8% subordinated debentures (note 22)	13,036,434	—	—
Contributed surplus	12,512,478	10,337,548	7,159,462
Warrants (note 24)	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income	7,800,935	6,025,019	1,731,116
Conversion options (note 18)	19,840,000	19,840,000	19,840,000
Accumulated deficit	(195,184,639)	(208,389,853)	(187,784,928)

Total shareholders’ equity	191,822,537	96,098,569	78,392,320

Total liabilities and shareholders’ equity	596,428,255	537,815,001	520,248,427

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 26), Going Concern (note 2(b))
On behalf of the Board — Phil Mulacek, Director Christian Vinson, Director

Consolidated Financial Statements INTEROIL CORPORATION    1

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Revenue
Sales and operating revenues	243,657,490	139,320,670	435,029,765	265,238,868
Interest	439,751	544,919	756,279	1,233,327
Other	916,110	673,401	1,641,404	963,574

	245,013,351	140,538,990	437,427,448	267,435,769

Expenses
Cost of sales and operating expenses	206,213,757	128,403,705	383,197,441	241,877,559
Administrative and general expenses	20,163,177	7,502,157	27,094,351	12,738,105
Legal and professional fees	3,849,293	1,268,989	5,956,524	2,014,451
Exploration (recoveries)/costs, excluding exploration impairment (note 11)	83,191	4,517,606	(154,077)	7,839,550
Exploration impairment (note 11)	(14,052)	5,968	11,279	20,251
Short term borrowing costs	1,936,689	3,037,161	3,493,733	4,227,074
Long term borrowing costs	4,083,348	2,348,530	8,485,202	6,180,195
Depreciation and amortization	3,439,684	3,619,128	6,924,442	7,078,887
Gain on LNG shareholder agreement (note 17)	—	(6,553,080)	—	(6,553,080)
Gain on sale of oil and gas properties (note 11)	(10,245,533)	—	(10,245,533)	—
Foreign exchange (gain)/loss	(3,484,037)	(692,178)	(4,784,214)	(228,428)

	226,025,517	143,457,986	419,979,148	275,194,564

Profit/(loss) before income taxes and non-controlling interest	18,987,834	(2,918,996)	17,448,300	(7,758,795)

Income taxes
Current	(3,183,469)	341,772	(4,025,799)	(158,093)
Future	(199,745)	(388,264)	(215,428)	(385,764)

	(3,383,214)	(46,492)	(4,241,227)	(543,857)

Profit/(loss) before non-controlling interest	15,604,620	(2,965,488)	13,207,073	(8,302,652)

Non-controlling interest (note 19)	(2,044)	11,925	(1,859)	(5,331)

Net profit/(loss)	15,602,576	(2,953,563)	13,205,214	(8,307,983)

Basic earnings/(loss) per share (note 25)	0.48	(0.10)	0.41	(0.28)
Diluted earnings/(loss) per share (note 25)	0.40	(0.10)	0.36	(0.28)
Weighted average number of common shares outstanding
Basic	32,720,492	29,907,260	31,873,424	29,901,733
Basic and diluted	38,629,556	29,907,260	36,781,249	29,901,733

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION   2

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net profit/(loss)	15,602,576	(2,953,563)	13,205,214	(8,307,983)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	2,044	(11,925)	1,859	5,331
Depreciation and amortization	3,439,684	3,619,128	6,924,442	7,078,887
Future income tax asset	76,531	(139,904)	47,721	(317,440)
Fair value adjustment on IPL PNG Ltd. acquisition	—	(367,935)	—	(367,935)
Gain on sale of plant and equipment	—	—	(16,250)	—
Gain on sale of exploration assets	(10,245,533)	—	(10,245,533)	—
Amortization of discount on debentures liability	472,700	—	472,700	—
Amortization of deferred financing costs	64,320	104,655	148,428	210,549
Gain on unsettled hedge contracts	(154,849)	6,318	(154,849)	(47,314)
Loss on derivative contracts	6,824,675	1,604,720	6,554,700	1,852,300
Stock compensation expense	1,536,178	1,995,539	2,241,425	2,884,876
Inventory revaluation	—	1,411,022	—	1,411,022
Non-cash interest on secured loan facility	605,868	1,526,291	2,189,907	3,033,808
Non-cash interest on preference shares	186,475	—	186,475	—
Oil and gas properties expensed/(recoveries)	69,139	4,523,574	(142,798)	7,859,801
Gain on LNG shareholder agreement	—	(6,553,080)	—	(6,553,080)
Gain on proportionate consolidation of LNG project	—	—	(236,666)	—
Unrealized foreign exchange gain	(3,484,037)	(692,178)	(4,784,214)	(228,428)
Change in operating working capital
(Increase)/decrease in trade receivables	(34,394,001)	(23,413,773)	(58,665,410)	14,309,103
(Increase)/decrease in other assets and prepaid expenses	(3,053,296)	1,021,926	(398,947)	2,940,703
Decrease/(increase) in inventories	64,398,765	(6,596,736)	17,072,100	(48,763,575)
(Decrease)/increase in accounts payable, accrued liabilities and income tax payable	(74,607,339)	29,781,856	(62,589)	22,885,868

Net cash (used in)/from operating activities	(32,660,100)	4,865,935	(25,662,285)	(113,507)

Investing activities
Expenditure on oil and gas properties	(14,880,064)	(16,748,555)	(29,067,251)	(28,397,995)
Proceeds from IPI cash calls	—	—	4,340,000	9,865,856
Expenditure on plant and equipment	(1,565,972)	(1,059,957)	(2,570,013)	(1,664,160)
Proceeds received on sale of assets	—	—	312,500	—
Proceeds received on sale of exploration assets	1,500,000	—	1,500,000	—
Acquisition of subsidiary (note 15)	—	(863,775)	—	(2,679,435)
(Increase)/decrease in restricted cash held as security on borrowings	(6,013,771)	16,882,928	(3,993,941)	11,247,681
Change in non-cash working capital
(Decrease)/increase in accounts payable and accrued liabilities	(924,866)	(467,072)	4,672,746	459,028

Net cash (used in)/from investing activities	(21,884,673)	(2,256,431)	(24,805,959)	(11,169,025)

Financing activities

Repayments of secured loan	(4,500,000)	—	(4,500,000)	—
Repayments of bridging facility, net of transaction costs	(70,000,000)	—	(70,000,000)	—
Financing fees related to bridging facility	—	(100,000)	—	(100,000)
Proceeds from PNG LNG cash call	875,500	2,076,596	3,502,000	4,076,596
Proceeds from Clarion Finanz for Elk option agreement	4,500,000	5,000,000	4,500,000	5,000,000
Proceeds from/(repayments of) working capital facility	41,032,787	(11,598,285)	7,557,193	(7,351,182)
Proceeds from/(payments for) issue of common shares/conversion of debt, net of transaction costs	(421,496)	316,101	(421,496)	316,101
Proceeds from issue of debentures, net of transaction costs	94,780,034	—	94,780,034	—
Proceeds from conversion of warrants	—	—	—	65,621

Net cash from/(used in) financing activities	66,266,825	(4,305,588)	35,417,731	2,007,136

Increase/(decrease) in cash and cash equivalents	11,722,052	(1,696,084)	(15,050,513)	(9,275,396)
Cash and cash equivalents, beginning of period	17,089,197	24,102,123	43,861,762	31,681,435

Cash and cash equivalents, end of period (note 5)	28,811,249	22,406,039	28,811,249	22,406,039

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

Consolidated Financial Statements INTEROIL CORPORATION   3

InterOil Corporation Consolidated Statements of Shareholders’ Equity (Unaudited, Expressed in United States dollars)

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Share capital

At beginning of period	259,324,133	233,889,366	233,889,366
Issue of capital stock (note 20)	65,531,474	25,434,767	1,438,270

At end of period	324,855,607	259,324,133	235,327,636

Preference shares

At beginning of period	6,842,688	—	—
Issue of shares (note 21)	—	6,842,688	—

At end of period	6,842,688	6,842,688	—

8% subordinated debentures

At beginning of period	—	—	—
Issue of debentures (note 22)	13,036,434	—	—

At end of period	13,036,434	—	—

Contributed surplus

At beginning of period	10,337,548	4,377,426	4,377,426
Stock compensation (note 23)	2,174,930	5,960,122	2,782,036

At end of period	12,512,478	10,337,548	7,159,462

Warrants

At beginning of period	2,119,034	2,137,852	2,137,852
Movement for period (note 24)	—	(18,818)	(18,818)

At end of period	2,119,034	2,119,034	2,119,034

Accumulated Other Comprehensive Income

At beginning of period	6,025,019	1,492,869	1,492,869
Deferred hedge gain recognised on transition	—	1,385	1,385
Deferred hedge (loss)/gain movement for period, net of tax	(3,487,049)	(1,385)	(1,385)
Foreign currency translation adjustment movement for period, net of tax	5,262,965	4,532,150	238,247

At end of period	7,800,935	6,025,019	1,731,116

Conversion options

At beginning of period	19,840,000	20,000,000	20,000,000
Movement for period (note 18)	—	(160,000)	(160,000)

At end of period	19,840,000	19,840,000	19,840,000

Accumulated deficit

At beginning of period	(208,389,853)	(179,476,945)	(179,476,945)
Net profit/(loss) for period	13,205,214	(28,912,908)	(8,307,983)

At end of period	(195,184,639)	(208,389,853)	(187,784,928)

Shareholders’ equity at end of period	191,822,537	96,098,569	78,392,320

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION   4

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Net profit/(loss)	15,602,576	(2,953,563)	13,205,214	(8,307,983)

Other comprehensive income, net of tax	566,812	2,011,102	1,775,916	238,247

Comprehensive income/(loss)	16,169,388	(942,461)	14,981,130	(8,069,736)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION   5

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has organized the Company’s operations into four major segments — Upstream, Midstream, Downstream and Corporate.
Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the LNG project in PNG. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.
2. Significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.
(a) Basis of preparation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern.
The consolidated financial statements for the six months ending June 30, 2008 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.
(b) Going concern
These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.
For the six months ended June 30, 2008, the Company reported a profit of $13.2 million as compared to a loss of $8.3 million for the same period of 2007. During the six months ended June 30, 2008, the total operating cash outflow was $25.7 million as compared to an outflow of $0.1 million in the same period of 2007. The Company reported a net operating cash inflow, before working capital movements, of $16.4 million for the six months as compared to a cash inflow of $8.5 million for the same period of 2007.
The Company has cash, cash equivalents and cash restricted of $55.2 million as at June 30, 2008, of which $26.4 million is restricted .The Company also has a short term working capital facility that is renewable annually and is due for renewal on August 31, 2008. This facility is secured by the assets it is drawn down against. Management is in advanced stage of negotiations for renewal of this facility before the due date, and expects the facility to be renewed.
The Company believes that at 30 June 2008 it is able to pay its debts as and when they fall due. To achieve the company’s strategic objectives of developing upstream assets and an LNG facility, further funding will be required. Management expects that the Company will be able to secure the necessary financing through one of, or a combination of undertakings, which includes the Company’s ability to internally generate, externally raise additional cash or sell down assets. The current financial condition indicates that InterOil has the ability to continue as a going concern.

Consolidated Financial Statements INTEROIL CORPORATION   6

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(c) Principles of consolidation
With the exception of the changes discussed in 2(d) below relating to the new accounting standards, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2007. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2007.
(d) Changes in accounting policies
Effective January 1, 2008 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:
•	CICA 1400 — General standards of financial statement presentation

•	CICA 1535 — Capital Disclosures

•	CICA 3031 — Inventories

•	CICA 3862 — Financial Instruments — Disclosures; and

•	CICA 3863 — Financial Instruments — Presentation
These new accounting standards provide requirements for the presentation and disclosure of financial instruments and capital disclosures. The standards have been adopted prospectively and as such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.
General standards of financial statement presentation
This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
Capital Disclosures
This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This section has resulted in InterOil disclosing information in note 3(h) below that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital.
Inventories
This section establishes standards for the measurement and disclosure of inventories. It provides the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories.” There is no impact due to this new standard on the accounting policies of the Company.
Financial Instruments — Disclosure and Presentation
The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:
a. the significance of financial instruments for the entity’s financial position and performance
b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and
c. to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.
These revised sections have resulted in InterOil disclosing additional information on the risk arising from financial instruments to which InterOil is exposed to, refer note 3 below for detailed information.
(e) Reclassification
Certain prior years’ amounts have been reclassified to conform to current presentation.

Consolidated Financial Statements INTEROIL CORPORATION   7

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management
The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.
Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.
(a) Market risk
(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.
The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.
Most of the Company transactions are undertaken in United States Dollars, hence reducing the foreign exchange risk exposure of the Company. Currently there are no foreign exchange hedge programmes in place. The Papua New Guinea Kina exposures are minimal as the downstream sales in local currency are used to adequately cover the operating expenses of the midstream refinery and downstream operations.
Changes in the Papua New Guinea Kina (PGK) to United States dollar (USD) exchange rate can affect our Midstream refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The foreign exchange movement also impacts equity as translation gains/losses of our Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations. The PGK strengthened against the USD during the six months ended June 30, 2008 (from 0.3525 to 0.3760).
The financial instruments denominated in Papua New Guinea Kina as at June 30, 2008 are as follows:

June 30,
2008
$

Financial Assets
Cash and cash equivalents	13,158,616
Receivables	68,990,167
Other financial assets	183,148

Financial liabilities
Payables	34,140,578
The following table summarizes the sensitivity of financial instruments held at balance date to movement in the exchange rate of the US dollar to the Papua New Guinea Kina, with all other variables held constant. Certain USD debt and other financial assets and liabilities, including intra-group balances, are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy. If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Six months ended
	June 30, 2008
	Impact on profit	Impact on equity
	$	$

Post-tax gain/(loss)
USD/PGK — effect of 5% change	5,461,264	3,947,224
Consolidated Financial Statements INTEROIL CORPORATION    8

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
(ii) Price risk
The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.
The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.
The following table summarizes the sensitivity of the crude and product inventory held at balance date to $10.0 movement in benchmark pricing, with all other variables held constant.

	Six months ended
	June 30, 2008
	Impact on profit	Impact on equity
	$	$

Post-tax gain/(loss)
$10 increase/(decrease) in benchmark pricing	7,265,780	—
(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk. The Company is actively seeking to manage its cash flow interest-rate risks.
The financial instruments exposed to interest rate risk are as follows:

June 30,
2008
$

Financial Assets
Cash and cash equivalents	28,811,249
Cash restricted	26,378,301
Financial liabilities
OPIC secured loan	67,000,000
BNP working capital facility	74,058,565
The following table summarizes the sensitivity of the fair value of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a higher expense for the Company.

	Six months ended
	June 30, 2008
	Impact on profit	Impact on equity
	$	$

Post-tax gain/(loss)
LIBOR +/- 1%	84,930	—

Consolidated Financial Statements INTEROIL CORPORATION    9

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2008 year to date output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (59%) (Jun 2007 — 65%) and naphtha and low sulphur waxy residue (36%) (Jun 2007 — 31%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.
(b) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the nature of the Upstream segment of the Company, funding is secured by means of indirect participation interests, capital raisings and other financing sources as required. The Company tries to manage the liquidity position by continually reviewing our liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. All accounts payable and accrued liabilities are payable within one year.
The ageing of accounts payables and accrued liabilities are as follows:

		Payable ageing between
June 30, 2008	Total	<30 days	30-60 days	>60 days
	$	$

Accounts payable and accrued liabilities	67,160,639	62,228,311	994,213	3,938,115
(c) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.
The Company’s credit risk is limited to the carrying value of its financial assets. A significant amount of the Company’s export sales are made to one customer in Singapore which represented $110,928,110 (Jun 2007 — $47,203,424) or 25% (Jun 2007 — 18%) of total sales in the six months ended June 30, 2008. The Company’s domestic sales for the six months ended June 30, 2008 were not dependent on a single customer or geographic region of Papua New Guinea. The export sales to one customer cannot be considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets. The Company actively manages credit risk by continuously monitoring the credit ratings of Company’s customers and ageing of trade receivables. The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.
Credit risk on cash and cash equivalents are minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.
The maximum exposure to credit risk at the reporting date was as follows:

June 30,
2008
$

Current
Cash and cash equivalents	28,811,249
Cash restricted	26,016,420
Trade receivables	127,615,875

Non-current
Cash restricted	361,881

Consolidated Financial Statements INTEROIL CORPORATION    10

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
The ageing of receivables at the reporting date was as follows:

	Receivable ageing between
	Total	<30 days	30-60 days	>60 days
June 30, 2008	$	$	$	$

Trade receivables	127,615,875	114,979,760	3,171,299	9,464,816
The impairment of receivables at the reporting date was as follows:

			Overdue	Overdue
	Total	Current	(not impaired)	(impaired)
June 30, 2008	$	$	$	$

Trade receivables	127,615,875	95,354,236	27,514,448	4,747,191
Impairment is assessed by our Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers. An impairment provision is taken for all receivables where objective evidence of impairment exists.
The movement in impaired receivables for the quarter and six months ended June 30, 2008 was as follows:

	Quarter ended	Six months ended
	June 30, 2008	June 30, 2008
	$	$

Trade receivables — Impairment provisions
Opening balance	2,743,441	3,176,807
Movement for period	2,003,750	1,570,384

Closing balance	4,747,191	4,747,191

(d) Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(e) Financing facilities
As at June 30, 2008, the Company had drawn down against the following financing facilities:
•	BNP Working capital facility (refer note 14)

•	OPIC secured loan facility (refer note 17)
Repayment obligations in respect of the amount of the facilities utilized are as follows:

June 30,
2008
$

Due:
No later than one year	83,058,565
Later than one year but not later than two years	9,000,000
Later than two years but not later than three years	9,000,000
Later than three years but not later than four years	9,000,000
Later than four years but not later than five years	9,000,000
Later than five years	22,000,000

141,058,565

Consolidated Financial Statements INTEROIL CORPORATION   11

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
(f) Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year					more than	Non-interest		interest
	rate	or less	1-2	2-3	3-4	4-5	5 years	bearing	Total	rate
June 30, 2008	$’000	$’000	$000	$’000	$’000	$’000	$’000	$’000	$’000%

Financial assets
Cash and cash equivalents	28,811,249	—	—	—	—	—	—	—	28,811,249	2.51%
Cash restricted	26,378,301	—	—	—	—	—	—	—	26,378,301	2.42%
Receivables	—	—	—	—	—	—	—	127,615,875	127,615,875	—
Other financial assets	—	—	—	—	—	—	—	5,423,470	5,423,470	—

	55,189,550	—	—	—	—	—	—	133,039,345	188,228,895

Financial liabilities
Payables	—	—	—	—	—	—	—	67,160,639	67,160,639	—
Interest bearing liabilities	74,058,565	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	22,000,000	—	141,058,565	6.10%
Debentures liability	—	—	—	—	—	—	76,516,300	—	76,516,300	11.74%
Other financial liabilities	—	—	—	—	—	—	7,797,312	11,847,200	19,644,512	5.00%

	74,058,565	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	106,313,612	79,007,839	304,380,016

(g) Fair values

	June 30, 2008
	Carrying amount	Fair value
	$	$

Financial instruments
Loans and receivables
Receivables	127,615,875	127,615,875
Held for trading
Commodity derivative contracts (note 7)	(11,847,200)	(11,847,200)

Financial assets
Cash and cash equivalents	28,811,249	28,811,249
Cash restricted	26,378,301	26,378,301

Financial liabilities at amortized cost
Current liabilities:
Accounts payable and accrued liabilities (note 12)	67,160,639	67,160,639
Working capital facility — crude feedstock (note 14)	74,058,565	74,058,565
Current portion of secured loan (note 17)	9,000,000	12,956,960
Non-current liabilities
Secured loan (note 17)	56,753,361	55,204,480
Preference share liability (note 21)	7,797,312	5,236,863
8% Subordinated debenture liability (note 22)	76,516,300	76,516,300
(h) Capital management
The Finance department of the Company is responsible for capital management. This involves the use of corporate forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management requirements. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s operating and capital expenditure requirements.
The Company is actively managing the gearing levels and raising capital/debt as required for optimizing shareholder returns. The Company is actively trying to manage its gearing levels by maintaining the Debt-To-Capital Ratio (Long term Debt/(Shareholders’ equity + Long term Debt)) at 50% or less, and has made considerable progress in achieving this as at June 30, 2008. The gearing levels were reduced to 43% in June 2008 from 67% in December 2007, and 71% in June 2007. The optimum gear levels for the Company are set by the Management based on the stage of development of the Company, future needs for development and capital market conditions, and will be reassessed as situations change.

Consolidated Financial Statements INTEROIL CORPORATION   12

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Financial and Capital Risk Management (cont’d)
This reduction in gearing levels as at June 30, 2008 as compared to December 31, 2007 was mainly due to the conversion of $60,000,000 of the $130,000,000 Bridging facility into common shares in May 2008.
On May 13, 2008, the Company completed the issue of unsecured 8% subordinated convertible debentures with a maturity of five years. The debenture issue resulted in the receipt of $95,000,000 from investors allowing the company to repay the remaining bridging facility of $70,000,000 on May 12, 2008. The conversion price applicable to these debentures is $25.00 per share, with mandatory conversion if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008. Subsequent to quarter ended June 2008, $15,000,000 of the outstanding debentures have been converted to common shares, totaling issue of 600,000 common shares.
We are also evaluating further opportunities of raising capital in the short term which will further reduce our gearing levels and help meet our capital expenditure requirements. In order to achieve this objective, the Company has filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) pursuant to the multi-jurisdictional disclosure system. These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to $200 million of its debt securities, common shares, preferred shares and/or warrants (“Securities”) in one or more offerings. This preliminary short form base shelf prospectus has since been replaced with an omnibus shelf prospectus filed and accepted by the Ontario Securities Commission on August 7, 2008. The corresponding registration statement on Form-10/A has also been filed with the SEC.
4. Segmented financial information
As stated in note 1, management has identified four major business segments — upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.
Notes to and forming part of the segment information
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 in the annual financial statements.
Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

Consolidated Financial Statements INTEROIL CORPORATION   13

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4. Segmented financial information (cont’d)

		Midstream —
		Refining and	Midstream —			Consolidation
Quarter ended June 30, 2008	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	103,518,563	—	140,138,927	—	—	243,657,490
Intersegment revenues	—	94,335,484	—	57,569	6,350,549	(100,743,602)	—
Interest revenue	44,729	5,788	19,431	208,320	2,484,956	(2,323,473)	439,751
Other revenue	849,859	3,705	—	62,546	—	—	916,110

Total segment revenue	894,588	197,863,540	19,431	140,467,362	8,835,505	(103,067,075)	245,013,351

Cost of sales and operating expenses	—	172,655,287	—	126,623,717	—	(93,065,247)	206,213,757
Administrative, professional and general expenses	1,064,832	12,241,462	1,832,280	6,021,275	10,353,142	(6,408,120)	25,104,871
Foreign exchange (gain)/loss	(157,632)	(3,363,447)	(28,367)	(70,379)	135,788	—	(3,484,037)
Gain on sale of exploration assets	(10,245,533)	—	—	—	—	—	(10,245,533)
Exploration costs, excluding exploration impairment	83,191	—	—	—	—	—	83,191
Exploration impairment	(14,052)	—	—	—	—	—	(14,052)
Depreciation and amortisation	135,119	2,724,110	15,682	581,620	15,645	(32,492)	3,439,684
Interest expense	—	3,388,528	—	991,490	2,871,094	(2,323,476)	4,927,636

Total segment expenses	(9,134,075)	187,645,940	1,819,595	134,147,723	13,375,669	(101,829,335)	226,025,517

(Loss)/income before income taxes and non-controlling interest	10,028,663	10,217,600	(1,800,164)	6,319,639	(4,540,164)	(1,237,740)	18,987,834
Income tax benefit	—	—	(48,845)	(3,212,339)	(122,030)	—	(3,383,214)
Non controlling interest	—	—	—	—	—	(2,044)	(2,044)

Total net income/(loss)	10,028,663	10,217,600	(1,849,009)	3,107,300	(4,662,194)	(1,239,784)	15,602,576

		Midstream —	Midstream —			Consolidation
Quarter ended June 30, 2007	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	46,538,477	—	92,782,193	—	—	139,320,670
Intersegment revenues	—	68,030,987	—	27,035	2,090,555	(70,148,577)	—
Interest revenue	100,824	14,798	5,433	(13)	464,213	(40,336)	544,919
Other revenue	296,482	—	—	376,919	—	—	673,401

Total segment revenue	397,306	114,584,262	5,433	93,186,134	2,554,768	(70,188,913)	140,538,990

Cost of sales and operating expenses	—	110,073,604	—	88,236,069	—	(69,905,968)	128,403,705
Administrative, professional and general expenses	968,827	1,762,573	450,499	2,351,566	5,856,731	(2,090,560)	9,299,636
Foreign exchange loss/(gain)	397,176	(1,028,015)	(849)	(160,700)	100,210	—	(692,178)
Gain on LNG shareholder agreement	—	—	—	—	(6,553,080)	—	(6,553,080)
Exploration costs, excluding exploration impairment	4,517,606	—	—	—	—	—	4,517,606
Exploration impairment	5,968	—	—	—	—	—	5,968
Depreciation and amortisation	338,835	2,748,598	—	551,985	12,217	(32,507)	3,619,128
Interest expense	—	2,155,827	—	(66,776)	2,808,484	(40,334)	4,857,201

Total segment expenses	6,228,412	115,712,587	449,650	90,912,144	2,224,562	(72,069,369)	143,457,986

(Loss)/income before income taxes and non-controlling interest	(5,831,106)	(1,128,325)	(444,217)	2,273,990	330,206	1,880,456	(2,918,996)
Income tax expense	—	—	—	(31,543)	(14,949)	—	(46,492)
Non controlling interest	—	11,702	—	—	—	223	11,925

Total net income/(loss)	(5,831,106)	(1,116,623)	(444,217)	2,242,447	315,257	1,880,679	(2,953,563)

Consolidated Financial Statements INTEROIL CORPORATION   14

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4. Segmented financial information (cont’d)

		Midstream —	Midstream —			Consolidation
Six months ended June 30, 2008	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	179,026,413	—	256,003,352	—	—	435,029,765
Intersegment revenues	—	195,784,648	—	79,997	12,222,374	(208,087,019)	—
Interest revenue	88,480	21,431	32,146	218,053	5,789,461	(5,393,292)	756,279
Other revenue	1,424,069	3,705	—	213,630	—	—	1,641,404

Total segment revenue	1,512,549	374,836,197	32,146	256,515,032	18,011,835	(213,480,311)	437,427,448

Cost of sales and operating expenses	—	342,128,205	—	235,864,775	—	(194,795,539)	383,197,441
Administrative, professional and general expenses	2,874,607	15,556,496	3,511,441	8,258,452	17,013,953	(12,302,373)	34,912,576
Foreign exchange (gain)/loss	(2,421)	(4,902,551)	(58,922)	(29,759)	209,439	—	(4,784,214)
Gain on sale of exploration assets	(10,245,533)	—	—	—	—	—	(10,245,533)
Exploration costs, excluding exploration impairment	(154,077)	—	—	—	—	—	(154,077)
Exploration impairment	11,279	—	—	—	—	—	11,279
Depreciation and amortisation	288,716	5,484,708	30,933	1,154,860	30,209	(64,984)	6,924,442
Interest expense	—	7,275,544	—	2,273,375	5,961,607	(5,393,292)	10,117,234

Total segment expenses	(7,227,429)	365,542,402	3,483,452	247,521,703	23,215,208	(212,556,188)	419,979,148

(Loss)/income before income taxes and non-controlling interest	8,739,978	9,293,795	(3,451,306)	8,993,329	(5,203,373)	(924,123)	17,448,300
Income tax expense	—	—	(72,978)	(3,965,505)	(202,744)	—	(4,241,227)
Non controlling interest	—	—	—	—	—	(1,859)	(1,859)

Total net income/(loss)	8,739,978	9,293,795	(3,524,284)	5,027,824	(5,406,117)	(925,982)	13,205,214

Total assets	130,247,419	345,942,061	5,844,763	146,450,816	518,494,024	(550,550,828)	596,428,255

		Midstream —	Midstream —			Consolidation
Six months ended June 30, 2007	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	94,751,227	—	170,487,641	—	—	265,238,868
Intersegment revenues	—	122,864,076	—	46,711	4,023,848	(126,934,635)	—
Interest revenue	289,383	24,283	5,433	2,898	990,725	(79,395)	1,233,327
Other revenue	502,430	—	—	461,144	—	—	963,574

Total segment revenue	791,813	217,639,586	5,433	170,998,394	5,014,573	(127,014,030)	267,435,769

Cost of sales and operating expenses	—	204,915,297	—	161,088,639	—	(124,126,377)	241,877,559
Administrative, professional and general expenses	1,783,554	3,533,661	773,139	4,150,236	9,603,980	(4,023,854)	15,820,716
Foreign exchange loss/(gain)	649,869	(920,566)	(1,307)	(28,142)	71,718	—	(228,428)
Gain on LNG shareholder agreement	—	—	—	—	(6,553,080)	—	(6,553,080)
Exploration costs, excluding exploration impairment	7,839,550	—	—	—	—	—	7,839,550
Exploration impairment	20,251	—	—	—	—	—	20,251
Depreciation and amortisation	647,711	5,465,272	—	1,007,619	23,300	(65,015)	7,078,887
Interest expense	—	4,246,472	—	(27,257)	5,199,288	(79,394)	9,339,109

Total segment expenses	10,940,935	217,240,136	771,832	166,191,095	8,345,206	(128,294,640)	275,194,564

(Loss)/income before income taxes and non-controlling interest	(10,149,122)	399,450	(766,399)	4,807,299	(3,330,633)	1,280,610	(7,758,795)
Income tax expense	—	—	—	(514,642)	(29,215)	—	(543,857)
Non controlling interest	—	(5,252)	—	—	—	(79)	(5,331)

Total net income/(loss)	(10,149,122)	394,198	(766,399)	4,292,657	(3,359,848)	1,280,531	(8,307,983)

Total assets	83,644,318	337,711,235	1,630,009	119,030,587	392,819,044	(414,586,766)	520,248,427

Consolidated Financial Statements INTEROIL CORPORATION   15

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
5. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Cash on deposit	27,489,652	43,262,512	22,406,039
Bank term deposits
— Papua New Guinea kina deposits	1,321,597	599,250	—

	28,811,249	43,861,762	22,406,039

6. Supplemental cash flow information

	Quarter ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Cash paid during the year
Interest	3,860,689	2,115,418	5,959,812	4,159,438
Income taxes	2,026,565	26,572	2,074,382	26,618
Interest received	439,780	543,771	750,082	1,231,557
Non-cash investing and financing activities:
Increase in deferred gain on contributions to LNG project	—	—	3,107,330	—
Gain on proportionate consolidation of LNG project	—	—	(236,666)	—
Fair value adjustment on IPL PNG Ltd. acquisition	—	(367,935)	—	(367,935)
Decrease in deferred liquefaction project liability	—	(6,553,080)	—	(6,553,080)
Increase in share capital:
the exercise of share options	66,495	102,840	66,495	102,840
the exercise of warrants	—	—	—	18,818
conversion of indirect participation interest into share capital	—	—	—	548,119
conversion of debt into share capital, less transaction costs	58,200,000	—	58,200,000	—
placement fee obligation on conversion of debt	1,800,000	—	1,800,000	—
preference share interest obligation	186,475	—	186,475	—
placement fee obligation ond debentures issued	5,700,000	—	5,700,000	—

7. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In the six months ended June 30, 2008, the Company earned 2.42% (2007 — 4.7%) on the cash on deposit which related to the working capital facility. In the six months ended June 30, 2008, cash and cash equivalents earned an average interest rate of 2.51% per annum (2007 — 4.76%) on cash, other than the cash on deposit that was related to the working capital facility.

Consolidated Financial Statements INTEROIL CORPORATION   16

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
7. Financial instruments (cont’d)
Cash restricted
Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Cash deposit on working capital facility (2.4%)	26,016,420	20,240,553	17,635,745
Debt reserve for secured loan	—	1,761,749	2,420,000

Cash restricted — Current	26,016,420	22,002,302	20,055,745

Cash deposit on secured loan	—	—	1,061,502
Bank term deposits on Petroleum Prospecting Licenses (0.8%)	124,355	116,090	109,319
Cash deposit on office premises (7.0%)	237,526	265,968	44,977

Cash restricted — Non-current	361,881	382,058	1,215,798

	26,378,301	22,384,360	21,271,543

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.
At June 30, 2008, InterOil had a net payable of $11,847,200 (Dec 2007 — $1,960,300, Jun 2007 — $46,800) relating to commodity hedge contracts. Of this total, a payable of $3,332,200 (Dec 2007 — $nil, Jun 2007 — $nil) relates to hedge accounted contracts as at June 30, 2008 and a payable of $8,515,000 (Dec 2007 — $1,960,300, Jun 2007 — $46,800) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The loss on hedges for which final pricing will be determined in future periods was $3,487,049 (Dec 2007 — $nil, Jun 2007 — $nil) and has been included in comprehensive income.
a. Hedge accounted contracts:
The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at June 30, 2008:

		Notional			Fair Value
		Volumes			June 30, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Crude Swap	Buy Brent	100,000	Q3 2008	Cash flow hedge — Manages the crack spread	1,859,300
Crude Swap	Buy Brent	300,000	Q4 2008	Cash flow hedge — Manages the crack spread	6,085,000
Crude Swap	Buy Brent	300,000	Q1 2009	Cash flow hedge — Manages the crack spread	6,494,700
Gasoil Swap	Sell Gasoil	100,000	Q3 2008	Cash flow hedge — Manages the crack spread	(2,157,500)
Gasoil Swap	Sell Gasoil	300,000	Q4 2008	Cash flow hedge — Manages the crack spread	(7,360,700)
Gasoil Swap	Sell Gasoil	300,000	Q1 2009	Cash flow hedge — Manages the crack spread	(8,253,000)

					(3,332,200)

Consolidated Financial Statements INTEROIL CORPORATION   17

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
7. Financial instruments (cont’d)
A profit of $560,000 was recognized from hedge accounted contracts for the six months ended June 30, 2008 (Jun 2007 — loss of $3,391,848).
There was no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2007 or June 30, 2007.
b. Non-hedge accounted derivative contracts:
In addition to the above hedge accounted contracts, as at June 30, 2008, the Company had the following open non-hedge accounted derivative contracts outstanding. Any gains/losses on these contracts are disclosed separately in the statement of operations for the period.
As at June 30, 2008:

		Notional			Fair Value
		Volumes			June 30, 2008
Derivative	Type	(bbls)	Expiry	Derivative type	$

Crude Swap	Buy Brent	200,000	Q3 2008	Cash flow hedge — Manages the crack spread. Non-hedge accounted as not satisfying the effectiveness criteria	3,532,200
Gasoil swap	Sell Gasoil	200,000	Q3 2008	Cash flow hedge — Manages the crack spread	(4,422,200)
Brent Swap	Sell Brent	270,000	Q3 2008	Cash flow hedge — Manages the export price risk of LSWR	(3,382,600)
Brent Swap	Buy Brent	270,000	Q3 2008	Cash flow hedge — Manages the export price risk of LSWR	908,100
Brent Swap	Sell Brent	30,000	Q3 2008	Cash flow hedge — Manages the export price risk of LSWR	(125,700)
Naphtha Swap	Sell naphtha	125,000	Q3 2008	Cash flow hedge — Manages the export price risk of naphtha	(476,500)

					(3,966,700)
Add: Priced out non-hedge accounted contracts as at June 30, 2008					(4,548,300)

					(8,515,000)

As at December 31, 2007:

Derivative	Type	Notional volumes (bbls)

Brent contracts to manage export price risk	Sell brent	130,000
Naphtha swap	Sell naphtha	150,000

As at June 30, 2007:

Derivative	Type	Notional volumes (bbls)

Brent contracts to manage export price risk	Sell brent	300,000

8. Trade receivables
InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $40,000,000 (refer to note 14). During the quarter ended June 30, 2008, this facility was temporarily increased by BNP Paribas to accommodate higher crude prices and resulting increases in working capital requirements. As at August 13, 2008, the Company is in the process of negotiating a permanent increase to the working capital facility in light of the increasing crude price environment. As at June 30, 2008, $50,080,471 (Dec 2007 — $nil, Jun 2007 — $nil) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

Consolidated Financial Statements INTEROIL CORPORATION   18

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
8. Trade receivables (cont’d)
At June 30, 2008, $98,217,790 (Dec 2007 — $38,033,715, Jun 2007 — $33,177,600) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 14. This balance includes $30,571,438 (Dec 2007 — $33,703,069, Jun 2007 — $27,533,373) of intercompany receivables which were eliminated on consolidation.
9. Inventories

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	7,307,454	3,587,786	22,609,840
Midstream — refining and marketing (refined petroleum product)	22,614,927	43,173,806	54,922,877
Midstream — refining and marketing (parts inventory)	291,251	201,526	202,780
Downstream (refined petroleum product)	44,667,146	35,626,124	38,310,995

	74,880,778	82,589,242	116,046,492

At June 30, 2008, December 31, 2007 and June 30, 2007, all inventory balances are carried at cost.
At June 30, 2008, $30,213,632 (Dec 2007 — $46,963,118, Jun 2007 — $77,735,497) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 14.
Inventories recognized as expense during the six months ended June 30, 2008 amounted to $390,121,883 (2007 — $248,956,446).
10. Plant and equipment
The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $348,912 (Dec 2007 — $313,946, Jun 2007 — $167,699) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized. During the six months ended June 30, 2008, InterOil recognized a gain of $285,206 on the disposal of assets (Jun 2007 — $nil).
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

		Midstream —	Midstream —		Corporate &
June 30, 2008	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals

Plant and equipment	47,315	247,239,251	173,098	47,309,422	455,252	295,224,338
Deferred project costs and work in progress	—	176,307	2,275,189	2,515,306	—	4,966,802
Consolidation entries	—	—	—	—	(2,794,310)	(2,794,310)
Accumulated depreciation and amortisation	(41,539)	(38,284,419)	(45,466)	(30,717,523)	(106,340)	(69,195,287)

Net book value	5,776	209,131,139	2,402,821	19,107,205	(2,445,398)	228,201,543

Capital expenditure for six months ended June 30, 2008	—	396,818	37,942	1,884,704	65,117	2,384,581

Consolidated Financial Statements INTEROIL CORPORATION   19

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
10. Plant and equipment (cont’d)

		Midstream —	Midstream —		Corporate &
December 31, 2007	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	—	457,092	2,622,735	3,405,625	—	6,485,452
Consolidation entries	—	—	—	—	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)

Net book value	53,827	214,219,029	2,747,355	18,377,361	(2,545,350)	232,852,222

Capital expenditure for year ended December 31, 2007	—	777,962	2,777,112	5,200,427	243,338	8,998,839

		Midstream —	Midstream —		Corporate &
June 30, 2007	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,816,698	—	40,988,037	219,152	292,271,088
Deferred project costs and work in progress	—	770,853	—	1,609,617	—	2,380,470
Consolidation entries	—	—	—	—	(2,925,673)	(2,925,673)
Accumulated depreciation and amortisation	(194,360)	(27,227,158)	—	(25,591,507)	(51,453)	(53,064,478)

Net book value	1,052,841	223,360,393	—	17,006,147	(2,757,974)	238,661,407

Capital expenditure for six months ended June 30, 2007	—	137,872	—	2,843,329	72,355	3,053,556

11. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion are as follows:

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Drilling equipment	20,085,402	22,326,171	21,497,122
Petroleum Prospecting License drilling programs at cost	81,987,037	62,538,956	40,351,817

	102,072,439	84,865,127	61,848,939

The following table discloses a breakdown of the gain realized on sale of oil and gas properties for the periods ended:

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Gain on sale of oil and gas properties
Sale of PRL 4 interest (43.13% of the property)	1,500,000	—	1,500,000	—
Sale of PRL 5 interest (28.576% of the property)	5,000,000	—	5,000,000	—
Conveyance accounting of IPI Agreement (note 18)	3,745,533	—	3,745,533	—

	10,245,533	—	10,245,533	—

During the quarter ended June 30, 2008, the Company has divested fully its interests in Petroleum Retention Licenses 4 and 5 in Papua New Guinea. As these properties did not have any cost base associated with them carried forward in the balance sheet, the entire sale proceeds was treated as a gain on sale of these properties.

Consolidated Financial Statements INTEROIL CORPORATION   20

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
11. Oil and gas properties (cont’d)
In addition to the above divestments, on May 5, 2008, one of the investors who had a 4.1% interest in the eight well drilling program (16.5% of the IPI Agreement) waived its right to convert its IPI percentage into common shares pursuant to the agreement dated February 25, 2005. This waiver has triggered conveyance under the IPI Agreement for their share of interest in the program. An amount of $3,745,533 was recognized as gain on conveyance following the guidance in paragraphs 47(h) and 47(j) of SFAS 19 (refer note 18 for further details).
The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Exploration costs, excluding exploration impairment	(154,077)	13,305,437	7,839,550
Exploration impairment
Costs incurred in prior years	—	—	—
Costs incurred in current year	11,279	1,242,606	20,251

Total exploration impairment	11,279	1,242,606	20,251

	(142,798)	14,548,043	7,859,801

12. Accounts payable and accrued liabilities

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Accounts payable — crude import	—	—	53,223,079
Other accounts payable and accrued liabilities	63,523,659	57,162,039	53,455,959
Income tax payable	3,636,980	3,265,568	2,323,733

Total Accounts Payable and Accrued liabilities	67,160,639	60,427,607	109,002,771

13. Deferred gain on contributions to LNG Project
On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of the Agreement was a key milestone in furthering the proposal for the construction of a liquefaction plant to be built adjacent to our refinery. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.
InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement. The main items contributed by InterOil into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc. Fair value was determined based on the agreement between the independent joint venture partners.
The other Joint Venture partners are being issued ‘B’ Class shares as they contribute cash into the Joint Venture Company by way of cash calls. Based on the Agreement, InterOil is not required to contribute towards cash calls from the Joint Venture Company until a total of $200,000,000 has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil.

Consolidated Financial Statements INTEROIL CORPORATION     21

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
13. Deferred gain on contributions to LNG Project (cont’d)
Based on principles of proportionate consolidation, InterOil has a recognized a deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at June 30, 2008 is 87.55%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners shareholding (12.45%) amounting to $12,203,867 has been recognized by InterOil in its balance sheet as deferred gain. This deferred gain will increase as the other Joint Venture partners increase their shareholding in the project. The gain has been deferred in accordance with CICA 3055 — ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future. The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.
14. Working capital facility — crude feedstock
In 2004 InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. The facility was subsequently increased to $170,000,000. During the quarter ended June 30, 2008, this facility was temporarily increased by BNP Paribas to $200,000,000 to accommodate higher crude prices and resulting increases in working capital requirements. As at August 13, 2008, the Company is in the process of negotiating a permanent increase to the working capital facility in light of the increasing crude price environment.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 3.5% on the short term advances. During the six month period the weighted average interest rate was 5.5% (Jun 2007 — 6.70%).
The following table outlines the facility and the amount available for use at period end:

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Working capital credit facility	200,000,000	170,000,000	170,000,000

Less amounts included in the working capital facility liability:
Short term advances	(23,978,094)	(66,501,372)	(29,522,326)
Discounted receivables (note 8)	(50,080,471)	—	—

	(74,058,565)	(66,501,372)	(29,522,326)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(95,000,000)	(32,000,000)	(55,156,400)
Bank guarantees on hedging facility	(11,000,000)	(2,500,000)	(3,500,000)

Working capital credit facility available for use	19,941,435	68,998,628	81,821,274

At June 30, 2008, the company had two letters of credit outstanding totaling $95,000,000. The first letter of credit for $20,000,000 was for a diesel cargo and was drawn down on July 13, 2008. The second letter of credit for $75,000,000 was for a crude cargo and was drawn down on July 28, 2008.
The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $26,016,420 (Dec 2007 — $20,240,553, Jun 2007 — $17,635,745) which is being maintained as a security margin for the facility. In addition, inventory of $30,213,632 (Dec 2007 — $46,963,118, Jun 2007 — $77,735,497) and trade receivables of $98,217,790 (Dec 2007 — $38,033,715, Jun 2007 — $33,177,600) also secured the facility. The trade receivable balance securing the facility includes $30,571,438 (Dec 2007 — $33,703,069, Jun 2007 — $27,533,373) of inter-company receivables which were eliminated on consolidation.

Consolidated Financial Statements INTEROIL CORPORATION     22

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
15. Acquisition of a subsidiary
InterOil LNG Holdings Inc. — In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.
InterOil New York Inc. — In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S. The Company had not undertaken any activities as at June 30, 2008.
16. Related parties
Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” — which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.
During the six months ended June 30, 2008, $75,000 (Jun 2007 — $75,000) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at June 30, 2008.
Breckland Limited
This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland for technical services during the six month period amounted to $nil (Jun 2007 — $33,003). An amount of $9,562 was reimbursed by the Company in February 2008 for expenses associated with Mr. Grundy’s travel for board meetings.
Director fees
Amounts due to Directors at June 30, 2008 totaled $30,500 for Directors fees (Dec 2007 — $nil, Jun 2007 — $30,500). These amounts are included in accounts payable and accrued liabilities. An amount of $61,000 (Dec 2007 — $130,000, Jun 2007 — $69,000) was paid or payable to the Directors for Directors fees during the six months.
BNP Paribas
One of our Directors, Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (temporarily increased to $200,000,000 as per note 14). Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP Paribas (Singapore).
17. Secured loan

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Secured loan (OPIC) — current portion	9,000,000	9,000,000	18,000,000
Secured loan (bridging facility) — current portion	—	127,810,093	124,700,242
Secured loan (bridging facility) — deferred financing costs	—	(33,333)	(83,333)

Total current secured loan	9,000,000	136,776,760	142,616,909

Secured loan (OPIC) — non current portion	58,000,000	62,500,000	58,000,000
Secured loan (OPIC) — deferred financing costs	(1,246,639)	(1,358,611)	(1,470,583)
Secured loan (bridging facility) — non current portion	—	—	—

Total non current secured loan	56,753,361	61,141,389	56,529,417

Total secured loan	65,753,361	197,918,149	199,146,326

Consolidated Financial Statements INTEROIL CORPORATION   23

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
17. Secured loan (cont’d)
OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $209,131,138 at June 30, 2008 (Dec 2007 — $214,219,029, Jun 2007 — $223,406,406).
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the six months ended June 30, 2008 the weighted average interest rate was 7.10% (Jun 2007 — 7.10%) and the total interest expense included in long term borrowing costs was $2,382,495 (Jun 2007 — $2,669,750).
The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015.
During June 2008, an installment of $4,500,000 and the accrued interest on the loan was paid. As at June 30, 2008, two installment payments each amounting to $4,500,000 which will be due for payment on December 31, 2008 and June 30, 2009 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. As of June 30, 2008, the company was in compliance with all applicable covenants.
Deferred financing costs relating to the OPIC loan of $1,246,639 (Dec 2007 — $1,358,611, Jun 2007 — $1,470,583) are being amortized over the period until December 2014.
The accrued financing costs of $362,500 (Dec 2007 — $1,087,500, Jun 2007 — $1,450,000) included discounting of the liability and costs in relation to the modification of the loan repayments. The total liability of $1,450,000 was due for payment in four quarterly installments of $362,500 commencing on December 31, 2007. Three of these installments have been made as at June 30, 2008, and the balance payable of $362,500 is included under current liabilities.
Bank covenants under the above facility currently restrict the payment of dividends by the Company.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch. The full balance of the loan was repayable on May 3, 2008 with interest payable quarterly in arrears. On May 1, 2008, an interim agreement was reached with Merrill Lynch to extend to May 12, 2008 the maturity date of the existing facility. The terms of the existing facility remained unchanged during this period. On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share. On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures (refer note 22). As at the date of this financial report, all charges over InterOil’s assets in relation to this facility has been released.
The interest rate on the loan was 4% per annum over the life of the loan as the conditions for maintaining the discounted interest rate ,i.e., signing of a definitive LNG/NGL Project Agreement, was met within an agreed time frame.
The loan was initially valued on the balance sheet based on the present value of the expected cash flows. The interest expense was recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the present value calculation was 9.18%.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as Deferred liquefaction project liability. This deferred liability of $6,553,080 was transferred to the profit and loss account as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.

Consolidated Financial Statements INTEROIL CORPORATION   24

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
18. Indirect participation interests
Indirect participation interest (“IPI”)

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Indirect participation interest (“IPI”)	87,877,831	96,086,369	96,086,369

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238.
Under the IPI agreement, InterOil is responsible for drilling the eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit their right to the well in question as well as their right to convert into common shares. InterOil has drilled four exploration wells under the IPI agreement as at June 30, 2008.
The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors and they elect to participate in the Petroleum Development License (‘PDL’) for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All Geological & Geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.
Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program. The balance indirect participation interest that may be converted into shares is a maximum of 2,760,000 common shares (Dec 2007 — 3,306,667, Jun 2007 — 3,306,667) due to the conversion of 26,667 shares and waiver of rights to 546,667 shares as explained below.
During the year ended December 31, 2007, one of the IPI investors converted their interest into 26,667 shares. This conversion reduced the IPI liability balance of $96,861,259 by $774,890. The initial conversion option balance of $20,000,000 was also reduced by $160,000, being the amount relating to the share conversion by the investor.
On May 5, 2008, one of the investors’ which has a 4.1% interest in the eight well drilling program waived its right to convert its IPI percentage into 546,667 common shares. This waiver has resulted in conveyance being triggered on this portion of the IPI agreement for the quarter ended June 30, 2008. The Company has applied the guidance in paragraph 47(h) of SFAS 19 in relation to sale of these unproved properties and directly apportioned the proceeds to each of the 8 wells in the program. Based on the guidance, the proceeds attributed to each well have been assessed against the capitalized costs relating to each of these properties. Proceeds of $3,745,533 relating to wells that have no capitalised cost on the balance sheet, due to having expensed these costs in previous years, has been recognised as a gain in the Statement of Operations. Proceeds of $4,463,006 has been allocated to the capitalized costs in relation to the conveyance of wells that do have cost on the balance sheet. The proceeds on conveyance for the portion relating to the remaining obligations under the IPI Agreement, is still being maintained as part of the IPI liability.

Consolidated Financial Statements INTEROIL CORPORATION    25

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
18. Indirect participation interests (cont’d)
Indirect participation interest — PNGDV

	June 30,	December 31,	June 30,
	2008	2007	2007
	$	$	$

Current portion	540,002	1,080,004	1,518,229
Non current portion	844,490	844,490	406,265

Total indirect participation interest — PNGDV	1,384,492	1,924,494	1,924,494

As at June 30, 2008, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (Dec 2007 — $1,924,494, Jun 2007 — $1,924,494). In 2006 an amendment was made to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of the four wells is Elk-1, with an additional two exploration wells to be drilled after Elk-4/A). The Company recognized an initial liability relating to its obligation to drill the above four wells on behalf of the investors of $3,588,560. PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
During the six months ended June 30, 2008, $540,002 (Jun 2007 — credit of $3,327) of drilling costs relating to Elk-4/A have been allocated against the liability bringing the remaining balance to $1,384,492. PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike IPI non-financial liability noted above.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from the fifth well under the IPI#3 contract. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
19. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount.
On December 31, 2007 an agreement was reached with Enron to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation’s shares. Guidance under CICA 1600 ‘Consolidated Financial Statements’ for acquisition of minority interest was followed and negative goodwill first assigned against acquired assets and the remaining excess of $394,289 has been credited to the Statement of Operations.

$

Minority interest prior to buyback	5,732,565
Less:
Fair value of InterOil shares issued	(496,500)

Negative goodwill on buyback	5,236,065
Less: Costs assignable to acquired assets	(4,841,776)

Gain on buyback of minority interest	394,289

At June 30, 2008, a subsidiary, SP InterOil LDC, holds 100% (Dec 2007 — 100%, Jun 2007 — 98.92%) of the non-voting participating shares issued from EP InterOil Ltd.
The balance non controlling interest as at June 30, 2008 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.02% minority shareholding in SPI InterOil LDC. InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis. This election may be made by PIE Corp. at any time.

Consolidated Financial Statements INTEROIL CORPORATION   26

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
20. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares — Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2007	29,871,180	233,889,367

Shares issued on exercise of options	22,000	418,940
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000

December 31, 2007 and March 31, 2008	31,026,356	259,324,136

Shares issued on Private Placement	2,728,477	59,450,981
Shares issued on exercise of options	8,000	194,015
Shares issued as dividend on preference shares	9,347	186,475
Share issued as placement fee on debenture issue	228,000	5,700,000

June 30, 2008	34,000,180	324,855,607

On May 6, 2008, $60,000,000 of the $130,000,000 Bridging facility was converted into common shares at a price of $22.65 per share resulting in issue of 2,649,007 shares. In addition to the issue of these shares, there was also a 3% fee payable in additional shares resulting in an additional 79,470 shares being issued.
On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. As part of the debenture agreement, the investors were to be given a placement fee of 6% which could be settled in shares or cash. During the quarter ended June 30, 2008, the Company issued 228,000 shares amounting to $5,700,000 to settle this liability.
21. Preference shares
In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000.
The preferred stock is perpetual and carries a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers’ option on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2007. The holder can convert into common shares at any time. The issuer has the option to convert preferred stock into common shares of the Company if, for ten (10) trading days during any period of thirty (30) consecutive trading days (including the last trading day of such period), the closing price of IOC common shares equals or exceeds the Conversion Price of the Series A Preferred Shares of $36.94. InterOil can also opt to liquidate these preference shares by paying $36.94 per share (amounting to $19,126,682) of convertible preferred stock, plus an amount equal to the sum of all accumulated and unpaid dividends.
The Preferred Shares will rank senior to all InterOil common shares and to all other InterOil capital shares issued. The Preferred Shares will rank junior to all IOC existing and future debt obligations. These preference shares will also have to settle in cash if a ‘fundamental change’ as defined in the agreement occurs. A “fundamental change” will be deemed to occur upon a change of control or a termination of trading. A “change of control” will be deemed to occur if there is a change of more than 50% shareholding in the Company, merger (excluding mergers where existing holders continue to hold majority vote and mergers solely for the purpose of changing the company’s jurisdiction), liquidation or dissolution occurs. A “termination of trading” is deemed to occur if the stock is not listed on a US national securities exchange or approved for trading on an established automated over the counter trading market in the US.

Consolidated Financial Statements INTEROIL CORPORATION    27

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
21. Preference shares (cont’d)
Based on guidance under CICA 3861, the preference shares should be assessed based on the rights attached to those shares in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that although the preference shares issued exhibit some characteristics of an equity instrument, the fixed interest right is in the nature of a liability. Management has applied residual basis and has valued the liability component first and assigned the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 8.9% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $7,797,312 and the remaining balance of $7,202,688 was allocated to the equity component before offsetting transaction costs.
The transaction costs relating to the preference share issue amounting to $750,000 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component has been expensed, and costs relating to the equity component have been allocated against the equity component recognized.
The preference dividend payment of 5% per annum is treated as an interest expense and is expensed in the Statement of Operations for the year. The preference dividend payable for the quarter ended June 30, 2008 was $186,475.
As at June 30, 2008, the entire preference shares issued of 517,777 shares (December 2007 — 517,777, June 2007 — nil) were outstanding. Subsequent to quarter end, on July 3, 2008, 317,700 of these preference shares issued were converted into common shares.
22. 8% subordinated debentures
On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. The debenture holders have the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share. The Company has the right to require the debenture holders to convert if the daily Volume Weighted Average Price (‘VWAP’) of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.
Based on guidance under CICA 3861, the debentures should be assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that the debenture instrument mainly exhibits characteristics that are liability in nature, however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity. Management has applied residual basis and has valued the liability component first and assigned the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.
The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component. The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.
The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434. The liability component will be accreted over the five year maturity period to bring the liability back to $95,000,000. The accretion expense relating to the debenture liability for the period up to June 30, 2008 was $472,700. In addition to the accretion, interest at 8% p.a has been accrued for the period up to June 30, 2008 amounting to $1,055,556.
As at June 30, 2008, the entire 3,800,000 convertible debentures issued (December 2007 — nil, June 2007 — nil) were outstanding. Subsequent to quarter end, 600,000 debentures amounting to $15,000,000 have been converted into common shares of the Company.

Consolidated Financial Statements INTEROIL CORPORATION   28

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
23. Stock compensation
Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, vesting generally between one to four years after the date of grant, have an exercise period of three to ten years after the date of grant, and subject to the option plan rules. Upon resignation or retirement, vested options must be exercised within 90 days or before expiry of the options if this occurs earlier.

	Quarter ended June 30,				Six months ended June 30,
	2008		2007		2008		2007
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price	Number of	exercise price
Stock options outstanding	options	$	options	$	options	$	options	$

Outstanding at beginning of period	1,295,000	23.58	1,021,000	20.66	1,200,500	23.70	1,013,500	20.59
Granted	270,000	33.82	314,750	34.74	370,000	30.16	329,750	34.32
Exercised	(8,000)	(15.94)	(22,000)	(14.37)	(8,000)	(15.94)	(22,000)	(14.37)
Forfeited	(5,000)	(28.68)	—	—	(10,500)	(28.68)	(5,000)	(18.78)
Expired	(200,000)	(26.53)	—	—	(200,000)	(26.53)	(2,500)	(27.00)

Outstanding at end of period	1,352,000	25.21	1,313,750	24.14	1,352,000	25.21	1,313,750	24.14

At June 30, 2008, there were an additional 886,000 (Dec 2007 — 1,250,500, Jun 2007 — 2,240,750) common shares reserved for issuance under the Company’s stock option plans.

Options issued and outstanding				Options exercisable
			Weighted average
Range of exercise		Weighted average	remaining term		Weighted average
prices $	Number of options	exercise price $	(years)	Number of options	exercise price $

12.01 to 24.00	739,000	17.91	3.22	395,000	17.54
24.01 to 31.00	209,000	29.05	3.44	93,000	29.40
31.01 to 41.00	314,000	34.67	9.53	90,000	—
41.01 to 51.00	90,000	43.22	2.87	90,000	43.22

	1,352,000	25.21	5.24	668,000	24.84

Aggregate intrinsic value of the 1,352,000 options issued and outstanding as at June 30, 2008 is $13,572,514. Aggregate intrinsic value of 668,000 options exercisable as at June 30, 2008 is $7,212,014.
The weighted-average grant-date fair value of options granted during the six months ended June 30, 2008 was $16.71 (Jun 2007 — $19.93). The total intrinsic value of options exercised during the six months ended June 30, 2008 was $66,495 (Jun 2007 — $102,840). Cash received from option exercise under all share-based payment arrangements for the six months ended June 30, 2008 was $127,520 (Jun 2007 — $316,100).
The fair value of the 370,000 (Jun 2007 — 329,750) options granted subsequent to January 1, 2008 has been estimated at the date of grant in the amount of $6,182,309 (Jun 2007 — $6,573,432) using a Black-Scholes pricing model. An amount of $2,241,425 (Jun 2007 — $2,884,876) has been recognized as compensation expense for the six months ended June 30, 2008. Of the current period compensation expense, $2,174,930 (Jun 2007 — $2,782,036), was adjusted against contributed surplus under equity and $66,495 (Jun 2007 — $102,840) was applied to share capital.

Consolidated Financial Statements INTEROIL CORPORATION   29

InterOil Corporation Notes to Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
23. Stock compensation (cont’d)
The assumptions contained in the Black Scholes pricing model are as follows:

					Weighted average
		Risk free interest			expected life for
Year	Period	rate (%)	Dividend yield	Volatility (%)	options

2008	April 1 to June 30	2.693	—	80	5.0
2008	January 1 to March 31	2.2	—	73	5.0
2007	October 1 to Dec 31	3.4	—	74	5.0
2007	January 1 to Sep 30	5	—	63	5.0
24. Warrants
In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 337,252 (Dec 2007 — 337,252, Jun 2007 — 337,252) were outstanding at June 30, 2008. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
25. Earnings/(loss) per share
Preferred stock, warrants, conversion options and stock options totaling 8,772,029 common shares at prices ranging from $13.67 to $43.22 were outstanding as at June 30, 2008 and were included in the computation of the diluted earnings per share at 30 June 2008. However, the dilutive instruments outstanding at June 30, 2007 were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.

	Number of shares	Number of shares
Potential dilutive instruments outstanding	June 30, 2008	June 30, 2007

Preferred stock	517,777	—
Employee stock options	1,352,000	1,313,750
IPI Indirect Participation interest — conversion options	2,760,000	3,306,667
8% Convertible debentures	3,800,000	—
Warrants	337,252	337,252
Others	5,000	5,000

Total stock options/shares outstanding	8,772,029	4,962,669

The reconciliation between the income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation is as follows:

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Income available to the common shareholders	15,602,576	(2,953,563)	13,205,214	(8,307,983)
Interest expense on Preference shares	186,475	—	372,951	—
Interest expense on debentures	1,055,556	—	1,055,556	—
Accretion expense on debentures	472,700	—	472,700	—
Non-controlling interest	2,044	—	1,859	—

Income available to dilutive holders	17,319,351	(2,953,563)	15,108,280	(8,307,983)

Consolidated Financial Statements INTEROIL CORPORATION   30

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
25. Earnings/(loss) per share (cont’d)
The reconciliation between the ‘Basic’ and ‘Basic & Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Basic	32,720,492	29,907,260	31,873,424	29,901,733
Employee options	165,990	—	132,122	—
Warrants	42,862	—	10,874	—
Preference shares	517,777	—	517,777	—
Debentures	2,213,187	—	1,106,593	—
Indirect Participation interest	2,964,249	—	3,135,458	—
Other	5,000	—	5,000	—

Basic and diluted	38,629,556	29,907,260	36,781,249	29,901,733

26. Commitments and contingencies
Commitments
Payments due by period contractual obligations are as follows:

		Less than					More than
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	’000	’000	’000	’000	’000	’000	’000
Secured loan obligations	67,000	9,000	9,000	9,000	9,000	9,000	22,000
Accrued financing costs	363	363	—	—	—	—	—
Indirect participation interest — PNGDV (note 20)	1,384	540	844	—	—	—	—
Indirect participation interest (note 20) (a)	87,878	—	87,878	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	1,748	1,668	80	—	—	—	—
Petroleum prospecting and retention licenses (b)	—	—	—	—	—	—	—

	158,373	11,571	97,802	9,000	9,000	9,000	22,000

(a)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at June 30, 2008, management estimate that a further $46,434,719 will be required to be spent to fulfill this commitment.

(b)	InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Contingencies:
The Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Company, LLC are defendants in two legal proceedings Todd Peters, et al v. Phil Mulacek, et al; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas, and Paul A. Martin, et al v. Philippe Mulacek et al; Cause No. 06-62617; in the 333rd Judicial District Court of Harris County, Texas. The Company and certain of its subsidiaries have been named as additional defendants in both matters. The claims have been filed by partners of one of the entities that owned certain equipment sold to a subsidiary of the Company in 1996-1997, and allege breach of fiduciary duties by the defendants, including the Company. The plaintiffs in the Peters matter have alleged actual damages in the amount of $118,068,759, plus unspecified punitive damages. The Plaintiffs in the Martin matter have not specified damages. Mr. Mulacek, for himself and his controlled entities, is vigorously contesting the claims. The Company is also vigorously defending the claims, and management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.

Consolidated Financial Statements INTEROIL CORPORATION   31

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
26. Commitments and contingencies (cont’d)
In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
Import Parity Price (‘IPP’) formula
The Company has also been negotiating with the Papua New Guinea government to revise the Import Parity Price (‘IPP’) formula which governs refined product sales in Papua New Guinea. During the period beginning November 30, 2007, an interim agreement was reached with PNG Government to apply a revised IPP formula for all sales from that date for a three month period to end February 2008. The interim agreement also provides for an independent review of the interim IPP formula for appropriateness before it is finalized as the permanent IPP formula. The Papua New Guinea Government has extended the interim pricing arrangements, pending completion of that review and agreement between the State and the Company.
27. Subsequent events
Debentures converted into common shares
As noted in Note 22, subsequent to quarter end, 600,000 debentures amounting to $15,000,000 has been converted into common shares of the Company.
Conversion of preference shares
As noted in Note 21, subsequent to quarter end, on July 3, 2008, 317,700 of these preference shares issued were converted into common shares.
Filing of Preliminary short form base prospectus
As noted in Note 3(h), subsequent to the quarter end, on July 23, 2008, the Company has filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) pursuant to the multi-jurisdictional disclosure system. This filing will enable the Company to issue, from time to time, up to $200 million of its debt securities, common shares, preferred shares and/or warrants (“Securities”) in one or more offerings. This preliminary short form base shelf prospectus has since been replaced with an omnibus shelf prospectus filed and accepted by the Ontario Securities Commission on August 7, 2008. The corresponding registration statement on Form-10/A has also been filed with the SEC.
28. Reconciliation to accounting principles generally accepted in the United States
The consolidated financial statements of the Company for the quarter and six months ended June 30, 2008 and 2007 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”). Detailed reconciliations and other information in relation to the differences between the two GAAP are presented in note 29 of the audited consolidated financial statements for the year ended December 31, 2007, 2006 and 2005. This note has summarized some of the key differences and the impact of any new transactions or U.S. GAAP developments that are applicable to the Company for the current six month period ended June 30, 2008.
(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

Operations of the refinery commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during the period.

Consolidated Financial Statements INTEROIL CORPORATION   32

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
28. Reconciliation to accounting principles generally accepted in the United States (cont’d)
(2)	Indirect participation interest

As disclosed in note 18 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity. Under U.S. GAAP, the Company has not bifurcated the amount as the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for ‘derivatives that serve as impediments to sales accounting’.

As explained in note 18, on May 5, 2008, one of the investor who has a 4.1% interest in the eight well drilling program waived its right to convert its IPI percentage into 546,667 common shares. This waiver has resulted in conveyance being triggered on this portion of the IPI agreement for the quarter ended June 30, 2008. As the initial IPI proceeds were not bifurcated under U.S. GAAP, the total conveyance proceeds available for the conveyed interest is $9,448,458 (higher by $1,239,919 from the CGAAP balance), the amounts offset against oil and gas properties is $4,876,313 (higher by $413,306 from CGAAP balance), and the gain recognised in the statement of operations is $4,572,146 (higher by $826,613 from CGAAP balance).

(3)	Preference shares:

As disclosed in Note 21, 517,777 preference shares were issued to an investor in November 2007 for $15,000,000.
Under Canadian GAAP, the preference shares were assessed based on the rights attached to those shares and Management valued the equity and liability component of the instrument using the residual value basis.

As the Preference share agreement has contractual redemption provisions under ‘Fundamental change’ section mainly relating to listing requirements, shareholding etc, under U.S. GAAP, the preference shares needs to be classified under temporary equity classification in accordance with ASR 268.

In addition to the above, the 5% dividend paid for the six month period amounting to $372,950 has been included within long term borrowing costs within Canadian GAAP, but has been treated as a reduction to retained earnings under U.S. GAAP.

(4)	8% subordinated debentures:

As disclosed in Note 22, on May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. Under Canadian GAAP, these debentures were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

Under U.S. GAAP, Management assessed the debentures following the guidance under FAS 133 to decide whether the embedded conversion option needs to be bifurcated and disclosed separately. The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under FAS 133 Para 11(a) as the option is indexed to the Company’s own stock and would have been classified in Shareholder’s equity if it had been separated.

As FAS 133 bifurcation is not applicable, the provisions of EITF 00-27 requires that the instrument be assessed for any ‘Beneficial Conversion Features (‘BCF’)’ included in the instrument, which should be separated using the intrinsic value method as noted in EITF 98-5. Based on the guidance, the BCF has been valued at $8,821,320 which will be separate and classified separately under equity as Contributed Surplus. After separation, the liability component would be accreted over the life of the debentures, being 5 years till May 2013. If the conversion occurs prior to the stated redemption date, the entire unamortized value related to the converted portion would be immediately recognized in the Statement of operations as an ordinary interest expense.

The accretion expense of the liability component for the period ending June 30, 2008 was $372,342 (accretion expense under US GAAP is less due to the higher liability component of the instrument).

Consolidated Financial Statements INTEROIL CORPORATION   33

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
28. Reconciliation to accounting principles generally accepted in the United States (cont’d)
(5)	Investment in LNG Project/Deferred gain on contributions to LNG Project:

As disclosed in Note 13, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil. Under Canadian GAAP, joint ventures are proportionately consolidated into the Company’s consolidated financials based on the shareholding in the joint venture.

Applying the guidance under APB 18, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under SAB Topic 5H wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

InterOil will account for the joint venture using equity accounted method. In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

(6)	Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under APB 21.
(7)	Income tax effect of adjustments

The income tax effect of any U.S. GAAP adjustments would have to be recorded and would be a reconciling item for U.S. GAAP reporting.

Consolidated Financial Statements INTEROIL CORPORATION   34